UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 22, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), announced in accordance with Articles 9 and 10 of Chilean Market Securities Law, General Rule No. 30 of the Commission for the Financial Market and in the form of essential fact (hecho esencial) that today the Board of Directors unanimously approved the following:

Today, SQM’s Board of Directors unanimously agreed to recommend at the next Annual General Shareholders’ Meeting to be held on April 26, 2023, that it distribute and pay, in accordance with the Company’s dividend policy (the “Policy), an equivalent of US$3.22373 per share, which the Company must pay to complete the amount of US$10.94060 per share, as a final dividend under the Policy. This final dividend already considers the payment of the first interim dividend equal to US$2.78716 per share, the second interim dividend equal to US$1.84914 per share and the third interim dividend equal to US$3.08056 per share, which were paid during 2022.

The 2022 final dividend balance due shall be paid in the equivalent in Chilean pesos according to the value of the “Observed Dollar” or “US Dollar” that appears published in the Official Gazette on May 15, 2023. The payment of this dividend shall be made in favor of the Company´s shareholders, in person or through their duty authorized representatives starting at 9:00 am on May 18, 2023, who are registered with the respective registry on the fifth business day before the day on which the payment shall be made.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252074 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 22, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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